

September 16, 2013

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

> **Re:** **Navigator Holdings Ltd.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted August 30, 2013**
> **CIK number 0001581804**

Dear Mr. Nolan:

We have reviewed your response to our prior comment letter to you dated August 14, 2013 and have the following additional comments.

General

1. We note your responses to our prior comment numbers 3 and 4. As requested in our prior comment, prior to the planned effectiveness of the company's Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. Also, please include a currently dated consent of the independent registered public accounting firm as an exhibit to the filing when you file your F-1 registration statement.

Our Fleet, page 3

2. We note that certain of your time charters appear to have recently expired. In the table, however, you continue to list the employment status of those vessels as time charters. Please tell us, with a view towards revised disclosure in the table, the current employment status of those vessels for which you do not disclose a time charter expiration date. Please also explain, by footnote or otherwise, why you identify a charter expiration date for some, but not all, of your vessels operating in the spot market

Our Competitive Strengths, page 7

3. We note your response to our prior comment 9, but it does not appear that the revisions adequately address the comment. Please revise to add balancing language that you

require the proceeds of this offering as well as future credit facilities in order to expand your fleet.

Use of Proceeds, page 38

4. We note your response to our prior comment 16. Please revise to indicate the approximate amount intended to be used toward the purchase of the option newbuildings when you file with the price range, using the mid-point of the range.

5. We note your response to our prior comment 17. Please quantify how much of the purchase price of the 2015 newbuildings and option newbuildings is intended to be financed under future credit facilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 58

Impairment of Vessels, page 59

6. We note your response to our prior comment number 23 but continue to believe that tabular disclosure regarding the estimated market values and carrying values of your vessels would provide meaningful disclosure to potential investors irrespective of the relative illiquidity of the market for your vessels as you have indicated in your response. As noted in our prior comment, we believe that you should provide a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels for which market value is below carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels in narrative form. Also, please revise the discussion to include the information provided in your response that would give an investor an in depth understanding as to why they should not solely rely on the table as an indication of the estimated magnitude of any potential impairment charge related to your vessels, if you should decide to sell such vessels. You may also include a discussion of favorable events or information that has recently occurred or that can be substantiated that may justify your reasons as to why any values indicated in the table may not be reflective of the potential impairment charge required in the event you decided to sell the vessels.

Share-based Compensation, page 60

7. We note your response to our prior comment 22 and the changes that have been made on page 60 of MD&A in response to our prior comment. As requested in our prior comment,   please revise your discussion in MD&A to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO,

the fair value as determined by that valuation. Also, please revise your discussion in MD&A to explain why management chose not to obtain a contemporaneous valuation of the Company's common shares by an independent valuation specialist. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment number 22.

We note from the discussion that has been added to page 60 and Note 11 to your financial statements that the significant assumptions made during the valuation of your restricted shares are the illiquidity discounts applied in your cost and income approaches and the EBITDA multiples used in your income approach. Please tell us and revise the discussion on page 60 and in Note 11 to indicate the illiquidity discounts and EBITDA multiples that were used in valuing your restricted shares and explain how they were calculated or determined. Also, please note that it is generally staff position that discounts for the lack of the marketability of equity securities in excess of 10 to 15% should generally not be used in valuing shares during the one year period preceding a public offering unless there are long-term substantive restrictions on the transferability of the related shares. Please advise or revise as appropriate.

Taxation of the Company, page 109

8. We note your response to our prior comment 29. Item 601(b)(8) of Regulation S-K requires an opinion of counsel to be filed as an exhibit when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Please confirm that you intend to provide a tax opinion related to the tax consequences discussed in this section or explain why you are not required to do so.

Changes in Accountants, page 142

9. We note your response to our prior comment 40. Please file the letters from MSPC and Grassi as Exhibit 16 to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

Note 2. Summary of Significant accounting Policies
(a)Basis of Presentation, page F15

10. We note your response to our prior comment 41. Please revise Note 2(a) to include the disclosures proposed in your response to our prior comment number 41. Also, please revise page 94 of the registration statement to include the revised disclosures proposed in response to our prior comment 41.

   You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

             Sincerely,

             /s/ Justin Dobbie

             Justin Dobbie
             Legal Branch Chief

cc: Via E-mail
    Mike Rosenwasser, Esq.